Parkview Capital Credit, Inc.

Two Post Oak Center

1980 Post Oak Blvd., 15th Floor

Houston, Texas 77056

May 27, 2015

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street N.W.

Washington, D.C. 20549

ATTN: Amy W. Miller, Senior Counsel

RE:	Parkview Capital Credit, Inc. – Registration Statement on Form 10-12G, Registration No. 000-55411

Dear Ms. Miller:

Parkview Capital Credit, Inc. (the “Company”) hereby respectfully requests the withdrawal, effective as of the date hereof, of the Company’s Registration Statement on Form 10-12G (File No. 000-55411), together with all exhibits thereto, initially filed with the Securities and Exchange Commission (the “Commission”) on March 31, 2015 (the “Registration Statement”).

The Company believes that withdrawal of the Registration Statement is consistent with the public interest and the protection of investors. The Company is withdrawing the Registration Statement to prevent it from automatically becoming effective sixty days after the filing of the Registration Statement pursuant to Section 12(g)(1) of the Securities Exchange Act of 1934. The Company is in the process of responding to comments made by the Commission staff in letters dated April 30, 2015 and May 22, 2015.

The Company undertakes to file a replacement Registration Statement on Form 10-12G with the Commission that is responsive to the Commission staff’s comments.

It is our understanding that this application for withdrawal of the Registration Statement will be deemed granted as of the date that it is filed with the Commission unless, within fifteen days after such date, the Company receives notice from the Commission that this application will not be granted.

Should you have any questions regarding the foregoing application for withdrawal, please contact our legal counsel, Owen J. Pinkerton at (202) 216-4812 of Morris, Manning & Martin, LLP.

Sincerely, PARKVIEW CAPITAL CREDIT, INC.

/s/ Keith W. Smith
Keith W. Smith Chief Executive Officer